Cowan, Mark A.

From: Cowan, Mark A.
Sent: Friday, December 03, 2010 12:29 PM
To: brian.mccabe@ropesgray.com
Subject: RiverSource Variable Ins. Trust

Brian,
Here are the comments we had on the N14 filing. Please also incorporate any relevant comments from the retail
reviewer applicable to this filing.

1.   How Each Reorganization Will Work

        Please complete the third paragraph of this section in the second group of mergers. The last sentence appears
to have been cut off.

2.   Documents Incorporated by Reference

        Please provide the file number of any document incorporated by reference into the registration statement.

3.   Repositioning Costs

        If the funds will incur brokerage or other transaction costs to reposition the portfolios in connection with the
reorganizations, provide an estimate of the costs. Reflect the costs as an adjustment in the capitalization table, reducing
the net assets of the combined fund, and explain the adjustment in a footnote to the table. If a significant portion of the
assets of either a target or acquiring will be sold in connection with a reorganization, disclose this in the pro forma
financial information in the SAI and include an estimate of the anticipated repositioning costs to be incurred by the
funds.

4.   Fee Tables

        a.   The footnote that describes a contractual waiver that is not actually expected to reduce fund expenses
should be deleted.

        b.   Because the following funds are new, include a footnote explaining that `other expenses' and `acquired
fund fees and expenses', where applicable, are based on estimated amounts:

                – RiverSource Variable Portfolio   Strategic Income Fund
                – Variable Portfolio   Conservative Portfolio
                – Variable Portfolio   Moderately Conservative Portfolio
                – Variable Portfolio   Moderate Portfolio
                – Variable Portfolio   Moderately Aggressive Portfolio
                – Variable Portfolio   Aggressive Portfolio

5.   Expense Example

        Please confirm the following expense amounts:

                – Class 2 shares of RiverSource Variable Portfolio   S&P 500
Index Fund (prereorganization and pro forma
                combined).
                – Class 1 shares of Seligman Global Technology Portfolio (pro
forma combined)

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6.   Capitalization Table

        With regards to Columbia Mid Cap Growth Fund, Variable Series and Seligman Variable Portfolio   SmallerCap
Value Fund, the pro forma combined net assets do not reflect the deduction of the entire amount of reorganization
costs shown in the table in Exhibit A. Please explain why.

7.   Financial Highlights

        In the narrative preceding the financial highlights tables, please delete the references to audited financial
information for Seligman Variable Portfolio   Growth Fund, LargerCap Value Fund and SmallerCap Value Fund, since
audited information for these funds is not shown.

8.   Statement of Additional Information

        a.   Under Additional Information About Each Buying Fund, please refer to `Seligman' Variable Portfolio
LargerCap Value Fund. Currently, the word `Seligman' is omitted. Please also

show the complete fund name in the
heading to the pro forma narrative.

        b.   Under Additional Information About Each Buying
Fund, please confirm the date of the SAI of Columbia
Mid Cap Growth Fund, Variable Series. Should the date be shown as April 29,
2010?

        c.   Please include the financial statements of the
funds shown below in accordance with Article 318 of
Reg. SX.

        - Seligman Capital Portfolio (June 30, 2010)
        - Columbia S&P 500 Index Fund (June 30, 2010)
        - Seligman Communications & Information Portfolio (June 30, 2010)

        - Columbia LargeCap Growth Fund (June 30, 2010)
        - Seligman LargeCap Value Portfolio (June 30, 2010)
        - Seligman SmallerCap Value Portfolio (June 30, 2010)
        - RiverSource Variable Portfolio   Strategic Income Fund (June
30, 2010)
        - Variable Portfolio   Conservative Portfolio (June 30, 2010)
        - Variable Portfolio   Moderately Conservative Portfolio (June
30, 2010)
        - Variable Portfolio   Moderate Portfolio (June 30, 2010)
        - Variable Portfolio   Moderately Aggressive Portfolio (June 30,
2010)
        - Variable Portfolio   Aggressive Portfolio (June 30, 2010)
        - Disciplined Asset Allocation Portfolios   Conservative
(December 31, 2009 and June 30, 2010)
        - Disciplined Asset Allocation Portfolios   Moderately
Conservative (December 31, 2009 and June 30, 2010)
        - Disciplined Asset Allocation Portfolios   Moderate (December
31, 2009 and June 30, 2010)
        - Disciplined Asset Allocation Portfolios   Moderately Aggressive
(December 31, 2009 and June 30, 2010)
        - Disciplined Asset Allocation Portfolios   Aggressive (December
31, 2009 and June 30, 2010)

        d.   In Table 5 of the pro forma narrative, the
estimated reorganization costs and the pro forma combined
net assets do not reflect the deduction of the entire amount of reorganization
costs shown in the table in Exhibit A for
Columbia Mid Cap Growth Fund, Variable Series and Seligman Variable Portfolio
SmallerCap Value Fund. Please
explain why.

Tandy

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filings reviewed
by the staff to be certain that they have provided all information investors
require. Since the fund and its management
are in possession of all facts relating to the fund's disclosure, they are
responsible for the accuracy and adequacy of the

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 disclosures they have made. In connection with responding to our comments,
please provide, in writing, a statement
from the company acknowledging that: the fund is responsible for the adequacy
and accuracy of the disclosure in the
filings; Staff comments or changes to disclosure in response to staff comments
in the filings reviewed by the staff do not
foreclose the Commission from taking any action with respect to the filing; and
the fund may not assert this action as
defense in any proceeding initiated by the Commission or any person under the
federal securities laws of the United
States.

Mark A. Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
(202) 551-6765